UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D–9F

Solicitation/Recommendation Statement Pursuant to
Section 14(d)(4) of the Securities Exchange Act of 1934 and
Rules 14d-1(b) and 14e-2(c) thereunder

(Amendment No. 1)

Augusta Resource Corporation

(Name of Subject Company)

Augusta Resource Corporation

(Name of Person Filing Statement)

Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

Common Shares, no par value

(Title of Class of Securities)

509 12203
(CUSIP Number of Class of Securities)

Purni Parikh
Vice President, Corporate Secretary
Suite 555 – 999 Canada Place
Vancouver, British Columbia
V6C 3E1
(604) 687-1717

(Name, address and telephone number of person
authorized to receive notice and communications
on behalf of the person filing statement)

With copies to:
Kevin J. Thomson Davies Ward Phillips & Vineberg LLP 155 Wellington Street West Toronto, Ontario M5V 3J7 (416) 863-5590	Richard Hall Andrew R. Thompson Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019 (212) 474-1000

PART I — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

This Amendment No. 1 to Schedule 14D-9F amends and supplements the Schedule 14D-9F previously filed with the U.S. Securities and Exchange Commission on February 24, 2014 by Augusta Resource Corporation.

ITEM 1.  Home Jurisdiction Documents

Exhibit 1.1 – Directors’ Circular, dated February 24, 2014, of Augusta Resource Corporation (the “Directors’ Circular”) (incorporated by reference to the Schedule 14D-9F, filed February 24, 2014, of Augusta Resource Corporation)

The Directors’ Circular attached as Exhibit 1.1 to the Schedule 14D-9F is hereby amended and supplemented as follows:

Page iv

•	The following text is deleted from the second paragraph under the caption “Notice Regarding Information” on page iv:

“Neither Augusta nor any of its officers or directors assumes any responsibility for the accuracy or completeness of such information or for any failure by HudBay or its affiliates to disclose events or facts that may have occurred or may affect the significance or accuracy of any such information.”

Page x

•	The following text is added as a footnote at the end of the first sentence in the paragraph under item 8 on page x:

“1832 Asset Management L.P. (formerly GCIC Ltd.), a beneficial owner of more than 10% of the Common Shares of Augusta, is a limited partnership, the general partner of which is wholly-owned subsidiary of The Bank of Nova Scotia, an affiliate of Scotiabank, one of Augusta’s Financial Advisors, and is a manager of mutual funds and investment solutions for private clients, institutional clients and managed asset programs.”

•	The following text is added at the end of the second paragraph under item 10 on page x:

“For a more complete description of the ongoing discussions and efforts, see the section entitled ‘Response to the HudBay Offer’ on page 21.”

•	The following text is added as a footnote at the end of the first sentence in the paragraph under item 8 on page 16:

“1832 Asset Management L.P. (formerly GCIC Ltd.), a beneficial owner of more than 10% of the Common Shares of Augusta, is a limited partnership, the general partner of which is wholly-owned subsidiary of The Bank of Nova Scotia, an affiliate of Scotiabank, one of Augusta’s Financial Advisors, and is a manager of mutual funds and investment solutions for private clients, institutional clients and managed asset programs.”

•	The following text is added at the end of the seventh paragraph on page 20:

“Thereafter, there were no further discussions or communications between HudBay and Augusta or their respective directors or officers relating to a potential transaction involving HudBay and Augusta prior to February 9, 2014.”

•	The following text is added as a footnote at the end of the first sentence under the caption “Financial Advisors and Opinions” on page 22:

“1832 Asset Management L.P. (formerly GCIC Ltd.), a beneficial owner of more than 10% of the Common Shares of Augusta, is a limited partnership, the general partner of which is wholly-owned subsidiary of The Bank of Nova Scotia, an affiliate of Scotiabank, one of Augusta’s Financial Advisors, and is a manager of mutual funds and investment solutions for private clients, institutional clients and managed asset programs.”

•	The following text is deleted from the second paragraph under the caption “Consent of Scotia Capital Inc.” on page 40:

“In providing this consent, we do not intend that any person other than the Board of Directors of the Company will be relying on the Opinion.”

•	The following text is deleted from the second paragraph under the caption “Consent of TD Securities Inc.” on page 41:

“In providing this consent, we do not intend that any person other than the Board of Directors of the Company will be relying on the Opinion.”

Pages A-1 – A-3

•	The first sentence of the final paragraph on page A-2 is deleted in its entirety and replaced by the following sentence:

 “Our Opinion is for the use and benefit of the Board, and may not be used for any other purpose or published without the prior written consent of Scotia Capital, provided that this Opinion may be included in the Directors’ Circular of Augusta responding to the Offer.”

•	The amended opinion of Scotia Capital Inc. is filed as Exhibit 1.7 hereto.

Pages B-1 – B-6

•	The first two sentences of the first full paragraph on page B-6 are deleted in their entirety and replaced by the following two sentences:

“The Opinion has been provided for the use of the Board and is not intended to be, and does not constitute, a recommendation that Augusta Shareholders tender or not tender their Augusta Shares to the Offer. The Opinion must not be used or published without the express prior written consent of TD Securities, provided that TD Securities consents to the inclusion of the Opinion in the Directors’ Circular.”

•	The amended opinion of TD Securities Inc. is filed as Exhibit 1.8 hereto.

ITEM 2.  Informational Legends

See “Notice to Shareholders in the United States” on the outside front cover of the Directors’ Circular

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

(1)	The following documents are filed as exhibits to this Schedule:

Exhibit Number	Description
1.1	Directors’ Circular, dated February 24, 2014, of Augusta Resource Corporation (incorporated by reference to the Schedule 14D-9F, filed February 24, 2014, of Augusta Resource Corporation)
1.2	News Release, dated February 24, 2014, of Augusta Resource Corporation (incorporated by reference to the Schedule 14D-9F, filed February 24, 2014, of Augusta Resource Corporation)
1.3	Investor Presentation, dated February 24, 2014, of Augusta Resource Corporation (incorporated by reference to the Schedule 14D-9F, filed February 24, 2014, of Augusta Resource Corporation)

1.4	News Release, dated February 21, 2014, of Augusta Resource Corporation (incorporated by reference to the Form 6-K, filed February 21, 2014, of Augusta Resource Corporation)
1.5	News Release, dated February 12, 2014, of Augusta Resource Corporation (incorporated by reference to the Form 6-K, filed February 13, 2014, of Augusta Resource Corporation)
1.6	News Release, dated February 9, 2014, of Augusta Resource Corporation (incorporated by reference to the Form 6-K, filed February 10, 2014, of Augusta Resource Corporation)
1.7	Opinion of Scotia Capital Inc.
1.8	Opinion of TD Securities Inc.
(2)	Not applicable

(3)	Not applicable

PART III — UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

1.	Undertaking

The person filing this Schedule undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

2.	Consent to Service of Process

(a)	At the time of the filing of the Schedule 14D-9F, Augusta Resource Corporation filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)	Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV — SIGNATURES

By signing this Schedule, the persons signing consent without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with filing on this Schedule 14D-9F or any purchases or sales of any security in connection therewith, may be commenced against them in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUGUSTA RESOURCE CORPORATION,

Dated: March 5, 2014	By:	/s/ Gilmour Clausen
Gilmour Clausen
President and Chief Executive Officer

Exhibit Index

Exhibit Number	Description
1.1	Directors’ Circular, dated February 24, 2014, of Augusta Resource Corporation (incorporated by reference to the Schedule 14D-9F, filed February 24, 2014, of Augusta Resource Corporation)
1.2	News Release, dated February 24, 2014, of Augusta Resource Corporation (incorporated by reference to the Schedule 14D-9F, filed February 24, 2014, of Augusta Resource Corporation)
1.3	Investor Presentation, dated February 24, 2014, of Augusta Resource Corporation (incorporated by reference to the Schedule 14D-9F, filed February 24, 2014, of Augusta Resource Corporation)
1.4	News Release, dated February 21, 2014, of Augusta Resource Corporation (incorporated by reference to the Form 6-K, filed February 21, 2014, of Augusta Resource Corporation)
1.5	News Release, dated February 12, 2014, of Augusta Resource Corporation (incorporated by reference to the Form 6-K, filed February 13, 2014, of Augusta Resource Corporation)
1.6	News Release, dated February 9, 2014, of Augusta Resource Corporation (incorporated by reference to the Form 6-K, filed February 10, 2014, of Augusta Resource Corporation)
1.7	Opinion of Scotia Capital Inc.
1.8	Opinion of TD Securities Inc.